UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 0-13742

OCÉ N.V

(Exact name of registrant as specified in its charter)

St. Urbanusweg 43, 5914 CA Venlo, the Netherlands, Tel. +31.77.359.2222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares (nominal or par value Euro 0.50 per share)

(Title of each class of securities covered by the Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	EXCHANGE ACT REPORTING HISTORY

In 1984, Océ N.V., a company organized under the laws of the Netherlands (referred to herein as “Océ”, “we”, “us”, “our”, or similar terms), conducted an initial public offering of American Depositary Receipts (the “ADRs”), evidencing its ordinary shares, par value Euro 0.50 per share (the “Ordinary Shares”), in the United States. In connection with its 1984 initial public offering, Océ also listed the ADRs for quotation on the NASDAQ Stock Market.

As a result of the 1984 initial public offering and the listing of the ADRs for quotation on the NASDAQ Stock Market, the Ordinary Shares were registered under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Océ became subject to the reporting obligations under Sections 13(a) and 13(d) of the Exchange Act.

Since 1984, Océ has filed or furnished with the United Stated Securities Exchange Commission (the “SEC”) all reports required pursuant to the Exchange Act, including during the 12-month period immediately preceding the date of this certification on Form 15F. Most recently, Océ filed an Annual Report on Form 20-F for its fiscal year ended November 30, 2006 with the SEC on March 16, 2007.

Item 2.	RECENT UNITED STATES MARKET ACTIVITY

The Ordinary Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), since 1984, including during the 12-month period immediately preceding the filing of this certification on Form 15F.

Item 3.	FOREIGN LISTING AND PRIMARY TRADING MARKET

We have maintained a listing of the Ordinary Shares for at least 12 months preceding the filing of this certification on Form 15F on the Amsterdam Stock Exchange in Amsterdam, The Netherlands, which constitutes the primary trading market for the Ordinary Shares. The Ordinary Shares were initially listed on the Amsterdam Stock Exchange in 1958. 99.6% of the Ordinary Shares were traded on the Amsterdam Stock Exchange during the 12-month period from May 31, 2006 to May 31, 2007.

Item 4.	COMPARATIVE TRADING VOLUME DATA

The average daily trading volume of the Ordinary Shares (as represented by the ADRs) on the NASDAQ Stock Market has been no greater than 5% of the average daily trading volume of the Ordinary Shares worldwide for the recent 12-month period from May 31, 2006 to May 31, 2007. During this 12-month period, the average trading volume in the United States was 832 shares per day and the average trading volume worldwide was 574,816 shares per day. During this period, the average daily trading volume of the Ordinary Shares on the NASDAQ Stock Market was only 0.14% of the worldwide trading volume of the Ordinary Shares. We have filed a Form 25 with the NASDAQ Stock Market to voluntarily terminate the listing of the ADRs on the NASDAQ Stock Market concurrently with the filing of this Form 15F. The foregoing trading volume information was obtained using Bloomberg.

In connection with its 1984 initial public offering, Océ entered into a sponsored American Depositary Receipts facility. In connection with the filing of this Form 15F, Océ intends to amend the related depositary agreement to reflect the changes relating to the delisting from NASDAQ Stock Market and the filing of this Form 15F, and to continue to maintain the sponsored American Depositary Receipts facility.

Item 5.	ALTERNATIVE RECORD HOLDER INFORMATION

Not applicable.

Item 6.	DEBT SECURITIES

Not applicable.

Item 7.	NOTICE REQUIREMENTS

On June 19, 2007, we published a widely distributed press release in the United States of our intent to terminate the registration of the Ordinary Shares under Section 12(g) of the Exchange Act. This notice was published in Business Wire and was filed with the SEC on a Form 6-K Report of Foreign Private Issuer on June 19, 2007.

Item 8.	PRIOR FORM 15 FILERS

Not applicable.

PART II

Item 9.	RULE 12g3-2(b) EXEMPTION

Commencing on the date of this certification on Form 15F, we will make available, in English, on our website, http://www.oce.com, all the information that we:

•	make public under Dutch law,

•	file or make public under the Amsterdam Stock Exchange rules, or

•	distribute to Océ shareholders.

PART III

Item 10:	EXHIBITS

Not applicable.

Item 11:	UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F, the average daily trading volume of its subject class of securities in the United States exceeds 5% of the average daily trading volume of the Ordinary Shares on a worldwide basis for the same recent 12-month period that the issuer used in Part I, Item 4 above.

SIGNATURE

Pursuant to the requirements of the Exchange Act, Océ N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, Océ N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act.

OCÉ N.V

/s/ R.L. VAN IPEREN
By:	R.L. van Iperen
Title:	Chairman of the Board of Executive Directors

Dated: June 29, 2007